UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70353

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Transitional Broker**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11650 South State Street, Suite 200
(No. and Street)

Draper	UT	84020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David James	(801) 855-8886	dwjames@transitionalbroker.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Road, Suite 200	Saint Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019		6667	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David James _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transbond Broker _____, as of 12/31 _____, 2026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Manager/Principal

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members of
Transitional Broker, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Transitional Broker, LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Transitional Broker, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II, & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Transitional Broker, LLC's auditor since 2023.

Davila Advisory, LLC

Saint Louis, Missouri
February 26, 2026

Transitional Broker, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Current Assets

Cash	$	69,742
Accounts Receivable		6,021
Prepaid Expenses		16,073
FINRA Flex-Funding		218
Total Assets	$	92,054

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable	$	37,051	
Audit Accrual		8,000	
Total Liabilities			45,051

Members' Equity

Beginning Equity		51,139	
Additional Paid in Capital		88,000	
Net Loss		(92,136)	
Total Members' Equity			47,003
Total Liabilities & Members' Equity		$	92,054

The accompanying notes are an integral part of these financial statements.

Transitional Broker, LLC

Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Variable Annuities	$	665,768
Mutual Fund Commission		23,270
12b1 (Trails)		155,368
Total Revenues		844,406
Expenses		
Adviser Commissions		702,150
Bank Charges		269
Consulting		13,425
Contracting		24,698
Insurance		754
Legal		96,443
Licensing		1,831
Office Supplies		369
Profit Sharing		15,000
Regulatory		55,284
Rent		24,170
Software		1,260
Telephone		889
Total Expenses		936,542
Net Loss		(92,136)

The accompanying notes are an integral part of these financial statements.


Transitional Broker, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025


Cash Flows from operating activities

Net Loss	(92,136)

Adjustments to reconcile net
income to net cash provided
by operating activities

Accounts Receivable	(890)
Prepaid Expenses	1,717
FINRA Flex-Funding	556
Accounts Payable	(18,735)
Audit Accrual	3,000
Total Adjustments	(14,352)
Net Cash used by Operations	(106,488)

Cash Flows from financing activities
Proceeds From

Additional Paid in Capital	88,000
Net cash provided by Financing	88,000
Net increase (decrease) in cash	$ (18,488)

Summary

Cash Balance at End of Period	$	69,742
Cash Balance at Beg of Period		88,230
Net Increase (Decrease) in Cash	$	(18,488)


The accompanying notes are an integral part of these financial statements.


Transitional Broker, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

	Total Members' Equity
Balance at January 1, 2025	$51,139
Additional Paid in Capital	$88,000
Net Loss	$(92,136)
Balance at December 31, 2025	$47,003

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business
   Organization

   Transitional Broker, LLC (the "Company") is a limited liability company organized in the State of Utah. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

   Under its membership agreement with FINRA and Pursuant to Rule 15c3-3(k)(1), the Company only does direct way variable annuity business.

2. Summary of Significant Accounting Policies
   <u>Basis of Presentation</u>

   The financial statements have been prepared with accounting principles generally accepted in the United States of America ("GAAP").

   Accounts Receivable Policy

   Accounts receivables are carried at original invoice amount less an allowance for credit losses, if needed, based on a review of all outstanding amounts. Management determines the allowance for credit losses on an account-by-account basis. Receivables are written-off when deemed uncollectible. Recoveries of receivables previously written-off are recorded when received. No interest is charged on outstanding receivables. As of December 31, 2025, no allowance was recorded for credit losses.

   FASB ASC 326-20 would require the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. While the Company's methodology differs from that provided in the standard, management feels that the adoption of FASB ASC 326-20 would produce substantially similar results.

   Revenue Recognition

   The Company follows ASC 606 when recognizing revenue. To recognize revenue the Company follows a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transactions price to the performance obligations in the contract, and (e) recognize revenue

when the entity satisfies the performance obligation. Revenues are from commissions on variable annuities including trail commissions. The revenues are recognized in the period the contract is completed. The company's performance obligations are met when the contract is complete, and commissions have been issued.

Variable Annuities and Commissions - The Company generates sales-based commission revenue that is recognized on the trade date, an industry standard Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase.

12(b)-1 Trailing Commissions - Commission revenue is based on a percentage of the current market value of clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until market value is determined.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

During 2025 the Company had transactions with the following related party, Lone Peak Advisers. There is an expense sharing agreement between these entities. The agreement is that the Company pays 15% of Rent, 8% of Phones, 10% of Office Supplies and 10% employee costs. Total expense share paid to Lone Peak Advisers in 2025 was $65,067. At December 31, 2025, the company had an outstanding payable of $8,488 due to Lone Peak Advisers.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025 the Company had net capital of $29,757 which was $24,757 in excess of its required net capital of $5,000.

5. Contingencies and Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2025, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has no guarantee agreement in place.

7. Subsequent event disclosures

The company has evaluated the subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

8. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of selling variable annuities and mutual funds. The Company has identified its CFO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (Note 2).

Transitional Broker LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2025

Computation of Net Capital

Member's Equity	$47,003	
Total Members Equity		47,003

Less Non-Allowable Assets

Accounts Receivable	(956)	
Prepaid Expenses	(16,073)	
FINRA CRD Acct	(218)	
Total Non-Allowable Assets		(17,247)
Net Capital Before Haircuts		29,756
Total Haircuts		0
Net Capital		29,756

Computation of Net Capital Requirements

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of 60.785)	3,003
2.	Minimum net capital requirement of the company	5,000
3.	Net Capital requirement (greater of 1 or 2 above)	5,000
4.	Excess net capital (net capital less line 3)	24,756
5.	Percentage of aggregate indebtedness of net capital	151.40

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Transitional Broker LLC
Schedule II & III – Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant
to SEC Rule 15c3-3

As of December 31, 2025

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members of
Transitional Broker, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Transitional Broker, LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provision) and (2) The Company stated that Transitional Broker, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Transitional Broker, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Transitional Broker, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
February 26, 2026



11650 S State St. #200
Draper, UT. 84020
(385) 257-1983
info@transitionalbroker.com
www.transitionalbroker.com

Assertions Regarding Exemption Provisions

I, as a member of management of Transitional Broker, LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(l).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the fiscal year ending December 31, 2025.

Transitional Broker, LLC

By: _____

David James

Date: 1/28/2026